September 21, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Maryse Mills-Apenteng

Special Counsel

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

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Milan

Re:	Bandwidth Inc. (formerly known as Bandwidth.com, Inc.)

Draft Registration Statement on Form S-1

Submitted August 16, 2017

CIK No. 0001514416

Dear Ms. Mills-Apenteng:

On behalf of our client, Bandwidth Inc. (formerly known as Bandwidth.com, Inc.), a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission to the Securities and Exchange Commission (the “Commission”) a complete copy of Confidential Submission No. 2 (“Confidential Submission No. 2”) to the above-captioned Confidential Draft Registration Statement on Form S-1 of the Company originally submitted to the Commission on August 16, 2017 (collectively, the “Registration Statement”).

For your convenience, we are also providing copies of Confidential Submission No. 2, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Joyce Sweeney, Kathleen Collins, Mitchell Austin and you.

The numbered paragraphs in italics below set forth the comments from the staff of the Commission (the “Staff”) together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Confidential Submission No. 2. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Confidential Submission No. 2.

September 21, 2017

Cover Page

1.	You state that you are a “controlled company.” Please revise to disclose the identity of and percentage of your voting power controlled by your controlling stockholder.

Response:

The Company notes the Staff’s comment and advises the Staff that, following the IPO-Related Reorganization, David A. Morken (the Company’s Cofounder, Chief Executive Officer and Chairman) and trusts controlled by and/or associated with David A. Morken and/or his family members (collectively, “Morken”) are expected to control a majority of the voting power of the Company. The Company advises the Staff that it plans to quantify the percentage of the voting power controlled by Morken in a subsequent amendment.

Prospectus Summary

Overview, page 1

2.	Please provide us with support for your statement that you are “the leading cloud-based communications platform for enterprises.”

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 55 and 82 of Confidential Submission No. 2 to state that the Company is “a leading cloud-based communications platform for enterprises.” Further, the Company advises the Staff that it is supplementally providing the Staff with support for the statement that the Company is “a leading cloud-based communications platform for enterprises.” The Company hereby requests that these materials be returned to the Company upon completion of the Staff’s review and that, pending such return, these materials be withheld from release. The supplemental materials are not being furnished in electronic format, and are not being filed with nor deemed part of the Registration Statement nor any amendment thereto. In addition to the foregoing, as required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the reports are furnished to the Staff, (ii) the return of the information is consistent with the protection of investors and (iii) the return of the information is consistent with the Freedom of Information Act.

3.	You disclose that your customers include, among others, Google, Microsoft, Dialpad, GoDaddy, Kipsu, Rover and ZipRecruiter. Please tell us whether the customers named in your prospectus are representative of your overall customer base and disclose the criteria used to select these customers.

September 21, 2017

Response:

The Company notes the Staff’s comment and advises the Staff that the customers named in the prospectus are representative of the Company’s overall customer base. The Company selected these customers based on the revenue generated from each customer, length of relationship and the nature of the customer’s use case(s) to provide a representative sample of all customers. Google, Microsoft and Dialpad are among the Company’s top 10 customers by total revenue and by CPaaS revenue, in each case, for the twelve months ending June 30, 2017, and have each been long-term customers. Additionally, GoDaddy, Kipsu, Rover and ZipRecruiter are a representative sample of the Company’s customers outside of the top 10 customers by revenue, exemplifying some of the Company’s customers deploying novel use cases, and with brand names that may be recognizable by prospective investors.

4.	Please define your dollar-based net retention rate upon first use or provide a cross-reference to the section of the prospectus where the term is defined.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on page 2 of Confidential Submission No. 2.

Our Market Opportunity, page 3

5.	Please revise your disclosure here and elsewhere to clarify whether Amazon’s Alexa, Google’s Assistant, Microsoft’s Cortana, Apple’s Siri and Facebook’s M utilize your solutions.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company does not believe that the Company’s disclosure implies that any of Amazon’s Alexa, Google’s Assistant, Microsoft’s Cortana, Apple’s Siri and/or Facebook’s M utilize the Company’s solutions. When discussing the foregoing products, the Company is speaking to the industry in which it operates and believes that the advent of VPAs presents a significant opportunity for the Company, as more fully described in the Registration Statement. The Company believes that as the use of VPAs such as Amazon’s Alexa, Google’s Assistant, Microsoft’s Cortana, Apple’s Siri and Facebook’s M proliferates and the use cases for these products expand, these products will utilize the Company’s solutions to deploy calling and messaging functionalities.

The Company further advises the Staff that its services are currently utilized by some of the aforementioned VPAs. The relevant customers have not authorized the Company to disclose the relationship, and the relevant contracts are not otherwise disclosable as material contracts. The Company believes that, due to the Company’s existing relationships, as well as the Company’s platform, development work and understanding of VPAs, the Company is well-positioned to capture a significant portion of this nascent market in the near and long term.

September 21, 2017

Our Growth Strategy, page 5

6.	You disclose that you had a sales and marketing efficiency foundation of 181% in 2016. Please define this metric upon first use or provide a cross-reference to where the term is defined.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on page 5 of Confidential Submission No. 2.

Summary Consolidated Financial Information, page 11

7.	Please consider providing pro forma per share information which assumes the completion of the Pre-IPO Reorganization.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on page 12 of Confidential Submission No. 2. The Company will include the underlying numbers for the pro forma per share information in a subsequent amendment.

Risk Factors, page 16

8.	Please include a risk factor addressing any material risks related to the super-majority voting provisions contained in your governing documents, as discussed on page 117 under Description of Capital Stock.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on pages 43 and 44 of Confidential Submission No. 2.

Risks Related to Our Business

If we are unable to increase the revenue that we derive from enterprises…, page 19

9.	You state that you currently generate a large portion of your revenue from enterprise customers and that you are the leading cloud-based communications platform for enterprises. Please disclose the percentage of your revenue generated by enterprise customers.

Response:

The Company notes the Staff’s comment and advises the Staff that only enterprises need or utilize the Company’s cloud-based platform and the voice and messaging solutions available through the platform. The Company’s enterprise customers may vary in scale among small, medium and large enterprises, but the Company concludes that all such entities are enterprises.

September 21, 2017

We may lose customers if we experience system failures…, page 29

10.	You state on page 82 that the enterprises you serve have enjoyed 99.9% network uptime since January 1, 2017. Please disclose whether you have experienced any material system failures during the periods covered by your financial statements.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on page 86 of Confidential Submission No. 2.

Termination of relationships with key suppliers…, page 30

11.	Please include a discussion of the key terms of your material supplier agreements in an appropriate location of the prospectus, such as the business section. In addition to the critical business relationships you describe in this risk factor, we note references elsewhere to other agreements that appear to be material, such as your agreement with a telecommunications service provider that contains an annual minimum commitment of $1.2 million (page F-34). To the extent that other third-party agreements are material to your business, please revise to disclose their material terms.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on page 31 of Confidential Submission No. 2. The Company advises the Staff that there are no other third-party agreements that are material to the Company’s business that are not already disclosed in Confidential Submission No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 55

12.	You disclose that a single organization may constitute multiple unique active CPaaS customer accounts. Please tell us whether you monitor the number of organizations that are CPaaS customers in managing your business, and if so, provide this information for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response:

The Company notes that Staff’s comment and advises the Staff that each “unique active CPaaS customer account” correlates with a separate master service agreement between the Company and the applicable customer account. A single organization may constitute multiple “unique active CPaaS customer accounts” due to the customer’s needs

September 21, 2017

(for example, separate divisions), merger and acquisition activity following the execution of any applicable master service agreement or for other reasons. The Company monitors the number of organizations that are CPaaS customers, although the Company’s primary focus and the way it manages its business is by tracking its unique active CPaaS customer accounts. The Company has added the requested disclosure on page 89 of Confidential Submission No. 2.

13.	On page 31 you discuss the risk that higher customer churn rates could adversely affect your revenue growth and business. Tell us whether you use any metrics to monitor customer churn, and if so, quantify such metrics for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response:

The Company notes that Staff’s comment and advises the Staff that the Company uses its dollar-based net retention rate to monitor customer churn and has added the requested disclosure on page 32 of Confidential Submission No. 2. The Company does not, however, directly calculate or quantify customer churn.

14.	We note that your business depends on customers increasing their usage of your services and that your voice and messaging revenue increased during the periods presented due to growth in customer usage. We also note that your IP voice network supported approximately 27 billion minutes and 10 billion messages for the twelve months ended June 30, 2017. To promote a better understanding of how these metrics impact your CPaaS usage-based revenue, please disclose the number of minutes and messages for each period presented or advise. Refer to Item 303 of Regulation S-K and Section III.B of SEC Release No. 33-8350.

Response:

The Company notes the Staff’s comment and advises the Staff that overall minute and messaging metrics do not allow for a better understanding of how these metrics impact the Company’s CPaaS usage-based revenue. Item 303 of Regulation S-K and Section III.B of SEC Release No. 33-8350 require that a company’s management’s discussion and analysis of financial condition and results of operation (“MD&A”) section (i) focus on material information that is required or promotes understanding of the drivers and trends of the company’s business and each line item within the company’s income statement and (ii) de-emphasize or exclude information that does not promote this understanding. Although the Company believes its overall minute and messaging metrics are important to illustrate the size and scale of the business at a given point in time, in the past when the Company reviewed changes in these metrics, it found that this information did not provide meaningful additional information about trends in the business and revenue growth.    Furthermore, the Company found that relying on these metrics could be misleading due to period-to-period variances in usage, such as seasonality, that obscured broader trends of the business. In lieu of overall minute and messaging metrics, the Company believes that the disclosure related to active CPaaS customer accounts and dollar-based net retention rate are the best metrics for understanding the drivers of usage growth of the Company’s services.

September 21, 2017

Non-GAAP Financial Measures, page 56

15.	You disclose that you believe free cash flow provides information about the amount of cash generated from core operations that can be used for investing in your business. Please revise your disclosures, both here and on page 14, to remove the implication that this measure represents the residual cash flows available for discretionary expenditures. Refer to Question 102.07 of our Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on pages 15 and 59 of Confidential Submission No. 2.

Key Components of Statements of Operations

Revenue, page 57

16.	On page 53 you disclose that you expect to continue to generate “other revenue” even as your legacy service revenues decline. Please tell us the amount of legacy service revenues for each period presented and revise to quantify, if material.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on pages 60 and 64 of Confidential Submission No. 2.

17.	You disclose that customers typically pay in advance for monthly recurring fees and setup fees. Please revise to clarify the typical timing for advanced billings, such as monthly, annually or in full at the beginning of the arrangement.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on page 60 of Confidential Submission No. 2.

Results of Operations

Comparison of the Six Months Ended June 30, 2016 and 2017

Revenue, page 61

18.	You disclose several factors impacting your revenues, such as increased usage by existing customers, addition of new customers, and rate changes, without providing an indication of the extent to which fluctuations in revenues are attributable to such factors. Where a material change in a line item is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms, if reasonably practicable. Please revise your disclosure throughout MD&A as applicable. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

September 21, 2017

Response:

The Company notes the Staff’s comment and advises the Staff that it has revised the disclosure on pages 64 and 66 of Confidential Submission No. 2 to further describe the changes to the Company’s components of key performance indicators that impact the Company’s CPaaS revenues for each period.

Changes in the Company’s CPaaS revenue are primarily impacted by increases in all of its services, particularly its voice and messaging services. As noted in the Company’s response to comment number 14, Item 303 of Regulation S-K requires that a company’s MD&A section focus on material information that is required or promotes understanding of the drivers and trends of the company’s business and each line item within the company’s income statement. Further, Section III.D of SEC Release No. 33-6835, requires a company disclose the factors that have the most material impact to aid in understanding such company’s business as a whole and to understand year-over-year changes. Therefore, while the Company notes the Staff’s request that identified factors be quantified, the Company advises the Staff that it has not historically tracked the business in terms of usage as it has found this factor on a stand-alone basis (as opposed to a component of dollar-based net retention rate) would not be meaningful for investors.

Other components of the Company’s dollar-based net retention rate related to existing customer churn and the rates the Company charges its existing customers will have different impacts on the Company’s CPaaS revenue from period-to-period. Given that the dollar-based net retention rate fully captures the various factors that impact existing CPaaS customer growth, any other change in CPaaS revenue is due to new customers, which is demonstrated by the change in the Company’s active CPaaS customer accounts metric. The Company believes that the dollar-based net retention rate and the number of active CPaaS customer accounts are the best metrics for understanding the drivers of the change in usage of the Company’s services, both on a historical basis and as an indicator of potential future revenue growth and as a result, has focused their discussion in MD&A on those two metrics.

With respect to the Company’s Other revenue segment, to the extent material, the Company has quantified the contribution of each identified factor.

Cost of Revenue and Gross Margin, page 62

19.	You disclose CPaaS and total gross margin excluding the impact of depreciation and customer relations expense. Please tell us and revise to clarify why this presentation provides useful information to investors, specifically addressing customer relations expense that appears to be an integral part of your business model. Please also revise to clearly refer to these as non-GAAP measures. Refer to Items 10(e)(1)(i)(C) and 10(e)(1)(ii)(E) of Regulation S-K.

September 21, 2017

Response:

The Company notes the Staff’s comments and advises the Staff that the Company has revised the disclosure on pages 58 and 59 of Confidential Submission No. 2 to clarify why the presentation of total gross profit and the related margin excluding the impact of depreciation and customer relation expense is useful information to investors.

GAAP defines gross profit as revenue less cost of revenue. Cost of revenue for the Company consists primarily of fees paid to other network service providers from whom the Company buys services such as minutes of use, phone numbers, messages, porting of customer numbers and network circuits. Cost of revenue also contains costs related to support of the Company’s IP voice network, web services, cloud infrastructure, capacity planning and management, rent for network facilities, software licenses, hardware and software maintenance fees and network engineering services. Personnel costs (including non-cash stock-based compensation expenses) associated with personnel who are responsible for the delivery of services, operation and maintenance of the Company’s communications network, and customer support are included in cost of revenue. Additionally, third-party support agreements, depreciation of network equipment and amortization of internally developed software are also included in cost of revenue. The Company defines adjusted gross profit as gross profit after adding back the following items:

•	depreciation and amortization;

•	stock-based compensation; and

•	compensation and related expenses associated with customer relations.

The Company adds back depreciation and amortization and stock-based compensation because they are non-cash items. Compensation and related expenses associated with customer relations are a subset of overall customer support expenses, which are included in cost of revenue as required by GAAP. However, the Company believes the customer relations function at times plays a supporting role for its sales and marketing team in procuring additional revenue by expanding the number and scope of services the Company provides to its existing customers. In addition, the presence of these personnel and their training is important when obtaining key new customers. Furthermore, additional automation efforts within customer support in recent periods will lead to an increasing focus by the Company’s customer relations team on working with and supporting its sales and marketing team to drive additional usage of its platform services from its existing customers. Therefore, the Company believes that

September 21, 2017

showing gross margin, as adjusted to remove the impact of depreciation and amortization, stock-based compensation and compensation and other expenses associated with customer relations, is helpful to investors in assessing the Company’s gross profit and gross margin performance in a way that is similar to how management assesses the Company’s performance and allows for better comparison of financial results with the Company’s competitors.

The Company further advises the Staff that the Company has revised the disclosure on pages 58, 59 and 79 of Confidential Submission No. 2 clearly identify that adjusted gross profit and adjusted gross margin are non-GAAP measures.

Liquidity and Capital Resources

Debt, page 68

20.	Please revise to clarify that KeyBanc, an underwriter in this offering, is one of the four lenders under the Credit and Security Agreement.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on page 70 of Confidential Submission No. 2.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 70

21.	Please revise to briefly describe the methods that management used to determine the fair value of your shares and the nature of the material assumptions involved. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response:

The Company notes the Staff’s comment and has added the requested disclosure on pages 72-74 of Confidential Submission No. 2.

Letter from the Cofounder, page 76

22.	It appears that the reference in this letter to the number of companies you serve refers to the number of active CPaaS customer accounts as of June 30, 2017. Please revise to clarify this or advise.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 80 of Confidential Submission No. 2 to clarify that, as of June 30, 2017, the Company served 865 active CPaaS customer accounts.

September 21, 2017

Business

Overview, page 78

23.	We note that approximately 41% of your CPaaS revenue is from monthly flat fee arrangements, which are typically two to three years in length. Please disclose the dollar amount of backlog believed to be firm, separately disclosing the portion thereof not expected to be filled within the current year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response:

The Company notes the Staff’s comment and advises the Staff that, although it uses the term “flat fee,” it has revised the disclosure on page 60 of Confidential Submission No. 2 to instead refer to such revenue as “monthly per unit fees,” which more accurately reflects the nature of this revenue. Monthly per unit fees are billed to customers in advance based on the anticipated volume of phone numbers and/or 911-enabled phone numbers to be used by the customer in the following month. For the year ended December 31, 2016 and each of the six months ended June 30, 2016 and 2017, the Company derived 41% of CPaaS revenue from the monthly charge for usage of phone numbers and 911-enabled phone numbers. Revenue is recognized over the monthly service period when the phone numbers and/or 911-enabled phone numbers are delivered to customers and the value of the revenue associated with them is calculated by multiplying the number of phone numbers/911-enabled phone numbers by the contracted monthly per unit fee. As a result of the foregoing, the Company does not have backlog that is believed to be firm.

Our Customers, page 84

24.	You disclose that no single customer represented more than 8% of your CPaaS revenue for the 12 months ended June 30, 2017. Please disclose how you define “customer” as it is unclear whether your definition of this term differs from your definition of active CPaaS customer accounts. Note that under Item 101(c)(1)(vii) of Regulation S-K, a group of customers under common control or customers that are affiliates of each other are regarded as a single customer.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 89 of Confidential Submission No. 2. The Company also notes that the disclosure on page 89 relates to overall companies that are customers and not individual active CPaaS customer accounts.

September 21, 2017

Executive Compensation

Narrative Disclosure to Summary Compensation Table

2016 Annual Incentive Compensation, page 98

25.	We note that your executive officers received non-equity incentive plan compensation for attaining certain company and individual performance goals. Please revise to include a general description of these company and individual performance goals. See Item 402(o)(5) of Regulation S-K.

Response:

The Company notes the Staff’s comment and has revised the disclosure on page 102 of Confidential Submission No. 2.

Certain Relationships and Related Party Transactions

Transactions with Republic Wireless

Master Services Agreement, page 109

26.	You disclose that you are a party to a Master Services Agreement with Republic Wireless, a related party, pursuant to which Republic Wireless paid you $1.1 million for the six months ended June 30, 2017. Please file this agreement or advise. See Item 601(b)(10) of Regulation S-K.

Response:

The Company notes the Staff’s comment and has added the Master Services Agreement to the exhibit index on page II-6 of Confidential Submission No. 2. The Company will file the Master Services Agreement with a subsequent amendment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

27.	Please revise to describe the extent to which you enter into multiple-element arrangements, whether the significant deliverables in these arrangements qualify as separate units of accounting, and the significant assumptions and methods used to determine the selling price for such elements. Refer to ASC 605-25-50-2.

September 21, 2017

Response:

The Company notes the Staff’s comment and advises the Staff that other than an immaterial amount of revenue generated from multiple-element arrangements in the Company’s legacy services portion of its Other revenue segment, the Company does not enter into multiple-element arrangements. The Company generates the substantial majority of its revenue from usage-based services (i.e., voice communication and messaging) delivered over its network. The majority of the Company’s contracts contain one deliverable, which is essentially an obligation to provide communication services to its customers. At the time of inception of each contract, the Company’s customers are acquiring the right to receive on demand communication services from the Company.

The Company’s arrangements consist of a rate sheet, which typically contains a fixed price per unit (including a fixed price per unit that the Company may adjust upon approximately seven days’ notice to applicable customers through an update to the Company’s rate deck) based on the type of traffic conveyed by the Company (i.e., inbound voice traffic, outbound voice traffic, toll-free traffic and messaging traffic). Customers are invoiced monthly based on the usage consumed in a given month. Further, the Company advises the Staff that revenue from all usage-based services is recognized monthly based on actual consumption during the period and, as such, the deliverables in the Company’s arrangements with its customers do not represent as separate units of accounting.

28.	In your rollforward of the allowance for doubtful accounts on page F-22 you present increases to the allowance for CABS revenues as a reduction of revenue. Please revise to describe the nature of CABS revenues and your related revenue recognition policies, including how you determine this allowance and why it is recorded as a reduction of revenues. Tell us the amount of gross CABS revenues recognized during each period presented.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company earns CABS revenue by allowing other carriers to pass traffic through the Company’s network. Due to the lack of timeliness of carrier payments and the subjective nature of allowable traffic, the Company recognizes revenue related to this service only when collectability is probable. The Company has revised the disclosure on page F-9 of Confidential Submission No. 2 to describe the nature of CABS revenue and the Company’s revenue recognition policy related thereto. In addition, the Company has revised the term “reduction of revenue” to “billings deemed not probable of collection” to clarify the accounting treatment for situations where revenue is not recognized when collection is not deemed probable. The Company has also added a rollforward schedule on page F-22 of Confidential Submission No. 2 to show the CABS activity for each period presented.

September 21, 2017

Accounts Receivable and Allowance for Doubtful Accounts, page F-10

29.	Please tell us how and when the allowance for doubtful accounts related to CABS revenue is reduced. Also, explain why there is a significant allowance for doubtful accounts compared to the size of accounts receivable.

Response:

The Company notes the Staff’s comment and advises the Staff that in its monthly assessment of all outstanding accounts receivable the Company reviews accounts that are more than 90 days past due.

For the outstanding CABS accounts receivable balances that the Company determined were not probable of collection, and therefore revenue was not recognized, the allowance for doubtful accounts is reduced at the same time as the outstanding accounts receivable when the Company deems all efforts to collect and or resolve outstanding disputes with its customer have been exhausted.

The Company further advises the Staff that the reason why there is a significant allowance for doubtful accounts compared to the size of accounts receivable is primarily due to an ongoing dispute with a large carrier which is a CABS customer. The amounts reserved related to this dispute are $11.3 million, $21.4 million and $26.4 million as of December 31, 2015 and 2016 and the six months ended June 31, 2017, respectively.

Note 9. Redeemable Convertible Preferred Stock and Stockholders’ Deficit, page F-27

30.	The conversion terms for the Series A preferred stock into Class A common stock appear to have been revised pursuant to the Pre-IPO Reorganization plan. Please tell us when you entered into the Pre-IPO Reorganization plan and clarify whether this plan was approved by the existing preferred shareholders. Also, revise, either here or in the subsequent events footnote, to include a discussion of your share structure under the Pre-IPO Reorganization. Also, please revise the forepart of the document to include an enhanced discussion of this plan.

Response:

The Company notes the Staff’s comment and advises the Staff that approval of the Pre-IPO Reorganization plan has not yet occurred. The Company expects approval by its board of directors prior to the submission of the next amendment. The Pre-IPO Reorganization plan also is expected to be approved by the existing preferred shareholders prior to the submission of the next amendment. The Company also notes the Staff’s request to revise the F-pages and the forepart of the S-1 registration statement to reflect the Pre-IPO Reorganization plan and will do so in a subsequent amendment.

September 21, 2017

Note 10. Stock Based Compensation, page F-30

31.	We note that you provide assumptions used in estimating grant date fair value of options. Please revise to provide the weighted average estimated fair value or a range of the estimated per share fair value of underlying common stock for the periods presented. Refer to ASC 718-10-50-2(f)(2).

Response:

The Company notes the Staff’s comment and has added the requested disclosure on page F-31 of Confidential Submission No. 2.

Note 11. Commitments and Contingencies

Legal Matters, page F-34

32.	You state that you believe the ultimate resolution of the matters disclosed will not have a material adverse effect on your financial position of results of operations. Your disclosure does not appear to address reasonably possible losses in excess of amounts accrued, if any. Please revise to disclose an estimate of the reasonably possible losses or range of loss or a statement that such an estimate cannot be made. Such disclosure may be provided in the aggregate. Refer to ASC 450-20-50-4(b).

Response:

The Company notes the Staff’s comment and has added the requested disclosure on page F-34 of Confidential Submission No. 2. The Company advises the Staff that at this time the Company is not able to assess if there are reasonably possible losses in excess of the amounts accrued.

Item 15. Recent Sales of Unregistered Securities, page II-2

33.	Please tell us whether the disclosed exercise prices for options granted to purchase shares of Old Class B common stock have been adjusted to reflect the allocation of value associated with the spin-off of Republic Wireless, or revise accordingly.

Response:

The Company notes the Staff’s comment and advises the Staff that exercise prices for options granted to purchase shares of Old Class B common stock as disclosed in the Confidential Draft Registration Statement submitted to the Commission on August 16, 2017 had previously been adjusted to reflect the allocation of value associated with the spin-off of Republic Wireless on November 30, 2016. The Company further advises the Staff that options granted after November 30, 2016 have each been granted at then-current fair market value, which already reflects the allocation of value associated with the spin-off of Republic Wireless.

September 21, 2017

General

34.	You state that KeyBanc Capital Markets Inc. and certain of its affiliates are lenders and/or agents under your Credit and Security Agreement and that you may use proceeds from this offering to repay amounts outstanding under the agreement. Please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121. To the extent you revise your disclosure in response to this comment, please also include appropriate risk factor disclosure.

Response:

The Company notes the Staff’s comment and advises the Staff that the Company is not required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

35.	Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Securities Act Section 5(d), whether or not they retain copies of the communications.

Response:

The Company notes the Staff’s comment and advises the Staff that it is supplementally providing the Staff with copies of all written communications, as defined in Securities Act Rule 405, that the Company or anyone authorized on the Company’s behalf has presented to potential investors in reliance on Securities Act Section 5(d).

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1311 or my colleague, Shagufa Hossain, at (202) 637-2323 with any questions or further comments you may have regarding this confidential submission or if you wish to discuss any of the Company’s responses.

Sincerely,

/s/ Michael Benjamin

Michael Benjamin

of LATHAM & WATKINS LLP

Enclosures

cc:

David A. Morken, Bandwidth Inc.

John C. Murdock, Bandwidth Inc.

Jeff Hoffman, Bandwidth Inc.

W. Christopher Matton, Bandwidth Inc.

John Chory, Latham & Watkins LLP

Shagufa Hossain, Latham & Watkins LLP